Prospectus Supplement Filed Pursuant to Rule 424(b)(3)

Registration No. 333-192675

LIQUIDMETAL TECHNOLOGIES, INC.

102,024,643 Shares of Common Stock

PROSPECTUS SUPPLEMENT NO. 3

DATED May 21, 2014

(To Prospectus Dated February 11, 2014)

This Prospectus Supplement No. 3 supplements information contained in, and should be read in conjunction with, that certain Prospectus, dated February 11, 2014, of Liquidmetal Technologies, Inc. (the “Company”) relating to the offer and sale from time to time by the selling stockholders named therein of up to 102,024,643 shares of our common stock (as amended and supplemented from time to time, the “Prospectus”). This Prospectus Supplement No. 3 is not complete without, and may not be delivered or used except in connection with, the original Prospectus, including all amendments and supplements thereto.

This Prospectus Supplement No. 3 includes the attached Current Report on Form 8-K as filed by the Company with the Securities and Exchange Commission on May 20, 2014.

We may further amend or supplement the Prospectus from time to time by filing additional amendments or supplements as required. You should read the entire Prospectus and any amendments or supplements carefully before you make an investment decision.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities or determined if this Prospectus Supplement No. 3 (or the Prospectus, including any supplements or amendments thereto) is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 3 is May 21, 2014.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 20, 2014

LIQUIDMETAL TECHNOLOGIES, INC.

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation)	001-31332 (Commission File Number)	33-0264467 (IRS Employer Identification No.)

30452 Esperanza

Rancho Santa Margarita, California 92688

(Address of principal executive offices; zip code)

Registrant’s telephone number, including area code: (949) 635-2100

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2-(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement.

On May 20, 2014 (the “Effective Date”), Liquidmetal Technologies, Inc. (the “Company”) and Visser Precision Cast, LLC (“Visser” or “VPC”) (together, the “Parties”) agreed to terminate the existing arbitration proceedings between the Parties, release each other from all claims they may have against each other and substantially change the business relationship between the Parties that had been reflected in several agreements the Parties entered into in June 2012.

The Parties have executed a Settlement Agreement releasing all claims and providing for the dismissal of arbitration proceedings between the Parties. In addition, the Parties amended and restated the existing Sublicense Agreement, the Registration Rights Agreement and the Mutual Non-Disclosure Agreement that the Parties had entered into on June 1, 2012 (collectively, with the Amended and Restated Warrant described below, the “Continuing Agreements”). The Parties also amended and restated two warrants to purchase the Company’s Common Stock that the Company had issued to VPC in June 2012, consolidating those two warrants into a single Amended and Restated Warrant. The Parties also terminated the Subscription Agreement, Master Transaction Agreement, Manufacturing Services Agreement and Security Agreement that they had signed on June 1, 2012 (collectively, the “Terminated Agreements”). Neither Party paid any amount to the other Party for the releases, the termination of the Terminated Agreements or the amendment and restatement of the Continuing Agreements, although the Company agreed to pay certain outstanding invoices to VPC for products previously manufactured by VPC for the Company.

Under the Continuing Agreements, the Company has granted to VPC a fully paid-up, royalty-free, irrevocable, perpetual, worldwide, non-transferable (subject to certain exceptions set forth in the Continuing Agreements), nonexclusive sublicense (subject to certain limitations set forth in the Continuing Agreements) to all of the Company’s intellectual property developed on or prior to the Effective Date, for all fields of use other than certain excluded fields as set forth in the Continuing Agreements. VPC does not have any rights, now or in the future, to intellectual property of the Company developed after the Effective Date. The license to the Company’s intellectual property developed on or prior to the Effective Date does not include the right to use the “Liquidmetal” trademark or any of the Company’s other trademarks, except in certain defined situations, as set forth in the Continuing Agreements.

With the termination of the Terminated Agreements, the Company is no longer required to use VPC as its exclusive manufacturer and is free to license other manufacturers on a non-exclusive basis in any industry or geographic market as to which the Company has not previously granted an exclusive license to a third party. Any such manufacturers licensed by the Company in the future will be able both to manufacture parts for the Company and the Company’s customers and to manufacture and sell products for their own account for such industries or markets as the Company may agree, subject to whatever royalty arrangements the Company may negotiate. The Company has not yet licensed any manufacturers other than VPC. VPC will also have the right to manufacture and sell products under the Sublicense Agreement.

The Amended and Restated Warrant amends and restates two warrants the Company issued to VPC in June 2012 to purchase 15,000,000 shares of the Company’s Common Stock at an exercise price of $0.22 per share. Those warrants contained anti-dilution mechanisms under which the number of shares issuable upon exercise of those warrants would be increased, and the exercise price for such shares, would be reduced if the Company issued shares of its Common Stock at prices less than the warrants’ exercise price. The Amended and Restated Warrant includes the effect of such anti-dilution adjustments and is exercisable for 18,611,079 shares of the Company’s Common Stock at an exercise price of $0.17731 per share. The Amended and Restated Warrant continues to contain comparable anti-dilution adjustment mechanisms. The Amended and Restated Warrant also removes certain lock-up provisions that were included in the original warrants.

Under the Settlement Agreement and the Continuing Agreements, the Company agreed to remove lock-up restrictions on shares owned by Visser, Visser’s affiliate, Norden, LLC, and Visser’s President, Ryan Coniam, and on any shares that may be issued under the Amended and Restated Warrant. In addition, VPC agreed that its sale or transfer of its 29,000,000 shares of the Company’s common stock will comply with the following limits: (i) up to 7,250,000 shares may be sold or transferred at any time following the Effective Date; (ii) up to an additional 10,875,000 shares may be sold or transferred at any time after three months after the Effective Date, or at any time after the closing price of the Company’s common stock equals or exceeds $.30 per share on any trading day at any time after the Effective Date; and (iii) the remaining 10,875,000 shares may not be sold or transferred until six months after the Effective Date, except that such shares may be sold at any time after the closing price of the Company’s common stock equals or exceeds $.40 per share on any trading day at any time after the Effective Date.

This description is qualified in its entirety by reference to the Settlement Agreement and the Continuing Agreements filed herewith as exhibits.

Item 1.02 Termination of a Material Definitive Agreement.

The Company hereby incorporates by reference into this Item 1.02 the information regarding the Terminated Agreements provided in Item 1.01 above.

Item 8.01 Other Events.

On May 20, 2014, the Company issued a press release announcing that it has signed an amended sublicense agreement with VPC and that it and VPC have agreed to dismiss their private arbitration and have settled and released all claims and disputes between them. A copy of the Company’s press release is included herein as Exhibit 99.1 and is incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description
10.1	Settlement Agreement and Mutual General Release, dated May 20, 2014, between Liquidmetal Technologies, Inc. and Visser Precision Cast, LLC.

10.2	Amended and Restated VPC Sublicense Agreement, dated May 20, 2014, between Liquidmetal Technologies, Inc. and Visser Precision Cast, LLC.
10.3	Amended and Restated Registration Rights Agreement, dated May 20, 2014, between Liquidmetal Technologies, Inc. and Visser Precision Cast, LLC.
10.4	Amended and Restated Mutual Nondisclosure Agreement, dated May 20, 2014, between Liquidmetal Technologies, Inc. and Visser Precision Cast, LLC.
10.5	Amended and Restated Common Stock Purchase Warrant, dated May 20, 2014, issued to Visser Precision Cast, LLC.
99.1	Press Release issued by the Company on May 20, 2014.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

LIQUIDMETAL TECHNOLOGIES, INC.

By:	/s/ Thomas Steipp
Thomas Steipp
President and Chief Executive Officer

Date: May 20, 2014

EXHIBIT LIST

Exhibit No.	Description
10.1	Settlement Agreement and Mutual General Release, dated May 20, 2014, between Liquidmetal Technologies, Inc. and Visser Precision Cast, LLC.
10.2	Amended and Restated VPC Sublicense Agreement, dated May 20, 2014, between Liquidmetal Technologies, Inc. and Visser Precision Cast, LLC.
10.3	Amended and Restated Registration Rights Agreement, dated May 20, 2014, between Liquidmetal Technologies, Inc. and Visser Precision Cast, LLC.
10.4	Amended and Restated Mutual Nondisclosure Agreement, dated May 20, 2014, between Liquidmetal Technologies, Inc. and Visser Precision Cast, LLC.
10.5	Amended and Restated Common Stock Purchase Warrant, dated May 20, 2014, issued to Visser Precision Cast, LLC.
99.1	Press Release issued by the Company on May 20, 2014.